

Mail Stop 6010

December 11, 2008

VIA U.S. MAIL and FACSIMILE (631) 231-1370

Mr. Charles M. Stroehr
Audiovox Corporation
Senior Vice President and Chief Financial Officer
180 Marcus Blvd.
Hauppauge, NY 11788

      RE: Audiovox Corporation
              Form 10-K for the fiscal year ended February 29, 2008
              Filed May 14, 2008
              File No. 001-09532

Dear Mr. Stroehr:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 29, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 23

Goodwill and Other Intangible Assets

1.   We refer to your response to prior comment 1. In your response you describe certain information about how you determined the fair value of your company as of February 28, 2008. Based on the response it is not clear how your methods comply with SFAS 142. In that regard please respond to the following:

- With respect to goodwill, tell us and in future filings clarify how you apply the two-step impairment model described in paragraphs 19 through 22 of SFAS 142. Also, identify your reporting units and explain how you identified those reporting units under the guidance from SFAS 142.
- While we see that you applied a discounted cash flow analysis and a model based on EBITDA to determine the fair value of your business as a whole, please tell us and disclose in future filings how you determined the fair value of your individual reporting units under the guidance from SFAS 142.
- As you are a public company, please tell us whether the quoted market price of your common stock is considered in making fair value judgments for impairment testing purposes. If so, tell us how you utilize and prioritize quoted market price in your evaluation. If you do not consider the quoted market price of your common shares in making fair value judgments for impairment testing purposes, tell us why you believe that is appropriate under SFAS 142 in your specific circumstances.
- With respect to non-amortizing intangible assets, tell us and in future filings disclose how you apply paragraph 17 of SFAS 142 in testing for impairment. Please note that impairment testing should be performed on an asset-by-asset basis.
- Please provide us a draft that shows us how you propose to expand the disclosure in future filings in response to prior comment 1. In that regard, please ensure that your proposed disclosure clearly and substantially addresses uncertainties involved in the fair value measurements, the subjectivity of the assumptions and the potential for variability over time. Refer to FR-72.

Mr. Charles M. Stroehr
Audiovox Corporation
December 11, 2008
Page 3

Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

j) Goodwill and Other Intangible Assets, Page F-13

2.   In your response to comment 4 you indicate that you applied the relief from
        royalty method in determining the fair value of trademarks and tradenames with
        indefinite lives and that you estimated royalty rates based on comparable market-
        based royalty rates or profit sharing between a licensor and licensee.   Please
        ensure that your future disclosure is specific to individual acquisitions, where
        significant. In that regard, clarify which royalty method you utilized and the basis
        for your determinations.   It also appears that your methods involve significant
        management judgment, including projections of future sales of products utilizing
        the acquired trademarks and tradenames. In future filings and in light of the
        volume of recent acquisitions, please also provide appropriate critical accounting
        policy disclosure regarding how you value the indefinite lived trademarks and
        tradenames at acquisition.

Other

3.   As previously requested, in connection with responding to our comments, please
        provide, in writing, a statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
            the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing;
            and

        ·   the company may not assert staff comments as a defense in any proceeding
            initiated by the Commission or any person under the federal securities laws of
            the United States.

                                        *****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant